

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2014

<u>Via U.S. Mail</u>
Barry Tenzer
Chief Executive Officer
DiMi Telematics International, Inc.
290 Lenox Avenue
New York, NY 10027

> **Re: DiMi Telematics International, Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2013**
> **Filed November 27, 2013**
> **File No. 000-52759**

Dear Mr. Tenzer:

We issued comments on the above captioned filing on March 27, 2014**.** On August 26, 2014**,** we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or me, at (202) 551-3611, if you have any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief